December 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Attn: Cheryl Brown and Loan Lauren Nguyen

RE: Himalaya Technologies, Inc. (the “Company”) Offering Statement on Form 1-A

File No. 024-11980

Ladies and Gentlemen:

In response to your comment letter dated November 15, 2022 issued for Amendment No. 4 to our Offering Statement of Form 1-A filed November 2, 2022, the Company filed a Form 1-A/A on November 29, 2022, which provided updated financial statements for the Company’s fiscal year ending July 31, 2022, and disclosed the name of the Company’s proposed acquisition target along with revenue and EBITDA figures for 2020, 2021, and 2022 (year-to-date).

The Company now provides this letter in support of our Form 1-A/A providing the analysis requested in Comment #1 of your letter: an analysis of the significance of the acquisition and whether the Company was required to include audited financial statements and/or pro forma information.

Analysis

Your letter referred us to Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X, which regard the rule for providing financial statements for a business acquired or to be acquired. For a business that is to be acquired, the rule is that financial statements must be provided if a business acquisition is (i) “significant” and (ii) “probable” to occur.

The proposed acquisition at issue is the assets of a company that provides training software for the agriculture sector, disclosed in our Form 1-A/A as “Business Media Solutions, Inc.” (d/b/a Russell Associates), which was disclosed in the Company’s 8-K/A for the period ending October 28, 2022 and again in another 8-K/A for the same period filed on November 28, 2022, when the due date of the first payment due date was extended from November 30, 2022 to January 15, 2023.

Our analysis is that if the proposed acquisition were to close, it would be a significant acquisition that would require financial statements to be audited and target and pro forma financial statements filed with the SEC under Form 8-K or similar within 75 days of closing; however, since the proposed transaction is effectively a non-binding letter of intent (“LOI”), our analysis is also that the proposed acquisition is not “probable” to close.

According to the SEC Financial Reporting Manual Topic 2005.4, Assessment of “probability” requires consideration of all available facts. An acquisition is probable where registrant’s financial statements alone would not provide adequate financial information to make an investment decision. [FRC 506.02(c)(ii)].

The facts that underlie our analysis are as follows:

1.	There is no “good-faith” money on deposit by the Company binding it to the pending acquisition;
2.	There is no penalty in the document signed if the Company fails to close the acquisition or does not make the first cash payment, which is now due on January 15, 2023;
3.	The due date of the first cash payment was extended with no consideration required to be paid for obtaining the extension; and
4.	The Company’s Due diligence of the target has just begun and financial accounting and statements for the target have yet to be provided.

The foregoing facts demonstrate that the signed agreement has the legal effect of an LOI. There is a general rule of thumb that execution of an LOI does not make an acquisition probable.

Moreover, assessment of probability asks whether the financial statements of the issuer alone would not provide adequate financial information, or conversely, whether the financial statements of a pending target are necessary to make an investment decision.

The foregoing facts show that the legal status of the pending transaction still requires the Company’s management and the Seller’s management to make a business judgment on whether to close the acquisition, which it can make solely on the merits of the acquisition in their judgments without any legal ramifications if either party decides not to close. Therefore, the pending transaction is not probable.

This legal status of the transaction as a non-binding LOI was critical to our analysis that the transaction is not “probable”, but also that inclusion of the pending target’s financial information would confuse, cloud, or muddy the financial information available to make an investment decision:

An investor and management may have very different conclusions about whether the financial statements of the pending target are substantial at the as-negotiated price; however, the business judgment of whether to close rests solely with the Company’s management with the current legal status of the transaction providing any additional information, about what management will decide. This also applies to the Seller, whose management may cancel the transaction on their end for any reason, at any time, and without cause. Therefore, our analysis led us to conclude that, vis-à-vis this pending transaction, an investment decision is better made based on the past performance as reflected in the Company’s current financial statements, rather than by evaluating the financial information of a pending acquisition that it is not legally bound to.

Furthermore, the Company has not yet received any financial accounting of the pending target other than the revenue and EBITDA figures we received from the target’s management. Access to QuickBooks and financial records and an extensive due diligence data room is in the process of being granted to us, our financial advisors, and consulting staff. Altogether this underscores the early nature of the potential acquisition, showing that there are too many unknowns to conclude that the pending is acquisition is probable. For the foregoing reasons, we have determined not to include the pro-forma financial statements of the pending target because the Company’s acquisition of the target is not “probable.”

It has been approximately 18 months since I was appointed CEO of Himalaya Technologies, Inc. It has been a long road to restoring its viability as a public company while forging growth plans to create shareholder value. I appreciate the Commission’s efforts to provide transparency to investors and hope that our proposed offering can now commence so we can make 2023 a great year for our stakeholders who have waited quite some time for a bright future.

If you have any questions regarding this issue, please do not hesitate to call me at (212) 731-4806 or Milan Saha, the Company’s counsel, at (646) 397-9056 or (518) 478-4208.

Sincerely,

Himalaya Technologies, Inc.

By:	/s/ Vikram Grover
Name:	Vikram Grover
Title:	Chief Executive Officer